FORM PX14A6G

TYSON FOODS, INC. – TSN

Filed:  January 16, 2015

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1.      Name of the Registrant:

Tyson Foods, Inc.

2.      Name of persons relying on exemption:

a.       American Baptist Home Mission Society

b.      Calvert VP S&P 500 Index Portfolio, acting through Calvert Investment Management, Inc.

c.       Mercy Investment Services

d.      Sisters of St. Francis of Philadelphia

e.       Trinity Health

f.        The Orthodox Order of the Hospitallers of Saint John

g.       The Order of Saint Luke

3.      Address of persons relying on exemption:

a.       C/O Tri-State Coalition for Responsible Investment 40 S. Fullerton Ave, Montclair, NJ 07042

b.      4550 Montgomery Avenue, Suite 1125N, Bethesda, MD 20814

c.       2039 North Geyer Road, Saint Louis, MO 63131

d.      609 Covent Road, Aston, PA 19014

e.       20555 Victor Parkway, Livonia, MI 48152

f.        11321 Central NE, Albuquerque, NM 87123

g.       PO Box 780909, San Antonio, TX 78278

4.      Written materials:

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

 IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to the Tyson Foods Opposition Statement Regarding a

Policy to Address Water Impacts

Proposal 1: Policy to Address Water Impacts of Business Operations and Suppliers

This proposal has been filed by the American Baptist Home Mission Society along with (i) Mercy Investment Services, (ii) Sisters of St. Francis of Philadelphia, (iii) Calvert VP S&P 500 Index Portfolio, acting through Calvert Investment Management, Inc., (iv) Trinity Health, (v) the Orthodox Order of the Hospitallers of Saint John, and (vi) the Order of Saint Luke (collectively, the “Co-filers” and, each individually, a “Co-Filer”).

These investors share a common concern regarding the financial and reputational risks associated with water contamination from the company’s operations and its supply chain, and shareowners request that Tyson Foods adopt and implement a water stewardship policy that outlines leading practices to improve water quality for all company-owned facilities, facilities under contract to Tyson, and suppliers.

Shareholder proponents ask you to support the following resolutions to be voted on at the 2015 Annual Meeting of Tyson Foods, Inc., for the reasons stated herein.

Tyson Foods’ opposition statement and primary arguments against this proposal are that:

}        Tyson Foods implements its Environmental Health and Safety Management System (EHMS) Policy;

}        Tyson Foods operates wastewater treatment facilities and had a long-term goal to eliminate Notices of Violations (NOVs) and permit exceedances;

}        Tyson Foods established a Water Council to understand the landscape for water management;

}        Tyson Foods does not have responsibility for the day-to-day management of the 3,934 independent poultry producers and 6,100 cattle and hog producers with which it does business and requires that these facilities comply with law;

}        Tyson Foods works with multi-stakeholder initiatives to conduct life cycle assessments of its production chain; and

}        The Company has had a Supplier Code of Conduct since 2010 that includes protection of the environment.

Our Rebuttal and Rationale for a YES Vote

The elements of the request include that Tyson develop a policy to prevent water pollution incidents within its own facilities and by its contract farmers using leading practices to manage water contamination from nutrients and other sources.  Implementation might include setting specific goals with timelines and disclosing information on the implementation in Tyson’s Sustainability Report.

Tyson’s existing water management strategy is focused primarily on reducing the quantity of water used in its operations rather than on protecting water quality and reducing risks of contamination.  Our request is for Tyson Foods to develop a holistic water stewardship policy that would mitigate the risk of contamination that arises in the course of business – an approach that would expand the breadth and depth of its water management activities.  The Company’s Water Council is focused primarily on water conservation (i.e. quantity not quality) and addresses operations not supply chain risks. The greatest risk for fines and illegal activity lies within the potential for contamination. Therefore the existing process does not prevent the risk of serious water contamination within its operations and supply chain or appropriately mitigate the associated financial and reputational risks.

Tyson’s opposition statement demonstrates that its approach to water stewardship does not extend beyond its own operations. The Tyson Foods Environmental Health and Safety Management System Policy only applies to Tyson facilities.  Likewise, the company’s reporting on Sustainability only covers its direct operations and does not include its supply chain impacts.   Further, the company’s wastewater treatment facilities only serve the company processing plants, and do not address risks of water contamination from non-point source pollution from contract farmers. The Supplier Code of Conduct given to its suppliers does not address water management and lacks specific requirements and standards that could reduce the risk of pollution.

While Tyson is not responsible for the day to day operations of its contract farmers, it controls nearly every aspect of growth and production of the eggs, chicks, and processing of the chickens it sells.  It provides a Handbook to farmers in addition to high levels of oversight and guidance on the production of animals, including providing feed, monitoring the quantity of feed used, scheduling visits from field technicians, providing veterinary services and medication.  The company retains title to the birds, feed, and administered medication throughout its growth period with the contract farmers.  Tyson states that all contract farmers are required to comply with the law, but the legal framework for water management does not sufficiently manage the risk. There is insufficient capacity to monitor compliance with the law, and variance in state laws result in inconsistent requirements across the states within the company’s supply chain (e.g. requirements for Nutrient Management Plans).

Shareholders are urged to vote FOR Proposal #1 following the instruction provided on the company’s proxy mailing.

1.      The Company’s Business Is Exposed To Significant Water Risk

The agricultural sector and Tyson Foods in particular is exposed to significant risk of water contamination.  According to the EPA, agricultural runoff is the leading source of water quality impacts on rivers and lakes. [1]  Potential sources of water contamination within Tyson’s vertically integrated structure for raising and processing chicken, pork, and hogs arise among its contract farms, its own facilities, and its supply chain.

[1] http://water.epa.gov/polwaste/nps/agriculture_facts.cfm

A.     Risks of Water Contamination at Contract Farms.

Waste disposal and chicken litter runoff and Concentrated Animal Feeding Operation (CAFO) manure presents the greatest risk of contamination with Tyson’s operations. Groundwater can be contaminated by CAFOs through runoff from land application of manure, leaching from manure that has been improperly spread on land, or through leaks or breaks in storage or containment units. Animal waste may contain plant nutrients such as nitrogen and phosphorus, pathogens such as E. coli, growth hormones, antibiotics, chemicals used as additives to the manure or to clean equipment, animal blood, silage leachate from corn feed, or copper sulfate used in footbaths for cows. [2]  These toxins can contaminate drinking water for nearby residents; drinking water for at least half of the country’s population is sourced from groundwater. [3]  Nitrogen in manure and liquid waste can be transported to drinking water as nitrates, which are associated with human health risks and which the EPA has identified as the most widespread agricultural contaminant in drinking water wells. [4]

Most of the waste is not regulated by federal law, but instead by state or county laws, which vary significantly.  Careful oversight and management of this waste is necessary because contamination of waterways presents a risk to public health, environment, and aquatic life.

Climate change heightens these risks because of more frequent instances of extreme weather and intense precipitation.  This real risk was demonstrated in August 2014 when nearly 500,000 residents of Toledo, Ohio lost access to drinking water due to algal bloom that was believed to be caused by agricultural runoff.   Failure to manage these risks presents concerns about the long-term sustainability of the company’s business model and increases the potential that Tyson will experience materially adverse events that affect the business.

B.      Risks of Water Contamination at Tyson Facilities.

Tyson operates facilities where it processes thousands of chickens for sale each week. Water discharge from these facilities is monitored under permits issued under the federal Clean Water Act.  The permits require treatment before discharging wastewater into nearby streams and establish limits on the concentration of pollutants that the wastewater may contain. In spite of treatment, notices of violations of permits arise and the company is responsible for the discharge of significant toxins into waterways.  A report by Environment America analyzing data from the Toxics Release Inventory found that Tyson Foods Inc. is responsible for 9% percent of the nationwide total of toxic discharges, dumping the largest discharge of toxic chemicals into our waterways, totaling 18,556,479 lbs of toxic waste. [5]

[2] http://www.cdc.gov/nceh/ehs/docs/understanding_cafos_nalboh.pdf

[3] http://www.cdc.gov/nceh/ehs/docs/understanding_cafos_nalboh.pdf

[4] Potential Environmental Impacts of Animal Feeding Operations,  http://www.epa.gov/agriculture/ag101/impacts.html; http://www.ncifap.org/bin/y/h/CRS_Animal_Waste_and_Water_Quality_EPA_CAFOs_Sept_2006.pdf

[5] http://environmentamericacenter.org/sites/environment/files/reports/US_wastingwaterways_scrn%20061814_0.pdf

C.     Risks of Water Contamination in Supply Chain for Feed and Raw Materials.

The production of feed and other commodities (e.g. corn, flour, and vegetables) that are used in processed foods presents risks of water contamination from runoff or nutrient pollution.  Best management practices for nitrogen fertilizer management are needed to reduce nutrient runoff from these farms.

While best practice among the industry is evolving, peers including Smithfield have a Supplier Code of Conduct that specifically enumerates environmental standards for suppliers. [6]

2.      Water Contamination Could Pose Significant Financial and Legal Risk

Failure to adequately address the risks of water contamination presents financial and legal risk both through the violation of law and inability to respond to evolving consumer trends related to sustainability.

A.     Tyson Has a Pattern of Costly Fines and Legal Violations.

Tyson has a history of involvement in water contamination events, including indictment for criminal violations of the Clean Water Act and accrual of significant fines. While some of these incidents arose from violations at its own facilities, others arose from activities of the contract farmers which raise Tyson-owned chicks.

Tyson has demonstrated a pattern of paying settlement fines rather than changing practices to reduce the risk of future incidents. In the most recent incident, the EPA has launched a criminal investigation for water contamination in Missouri. As a result, the company faces risk of debarment from government contracts if it is found criminally liable, which could result in significant financial risk: the company has approximately $500 million in government contracts annually and since 2000 the U.S. government has awarded Tyson Foods more than $4.7 billion in contract business.

Tyson’s recent water contamination events include the following:

}        May 2014: The Missouri attorney general filed a civil lawsuit after an incident where feed supplement discharged from the Tyson plant in Monett, MO. A criminal investigation was launched by Environmental Protection Agency (EPA) on the same incident.  This presents a risk of contract suspension and debarment. [7]

}        September 2013: Tyson paid $305,000 to settle allegations raised by the United States Department of Justice (DOJ) that one of its subsidiaries did not comply with the Clean Water Act with respect to a spill that occurred in North Carolina in January 2010. [8]

[6] http://www.smithfieldcommitments.com/core-reporting-areas/governance-management/policies-and-statements/supplier-code-of-conduct/

[7] http://www.thecitywire.com/node/34383#.VJHWUysc4fV

[8] http://www.charlotteobserver.com/2014/05/28/4938011/tyson-fined-305000-for-chicken.html#.VK1J-Csc4fU

}        April 2013: Tyson paid $3.95 million to settle a case with the EPA and the DOJ after releasing anhydrous ammonia at facilities in Missouri, Kansas, Iowa, and Nebraska. In November 2012, Tyson discovered a 'fish kill' during an inspection of tributary to Muddy Creek, resulting from chlorine toxicity emitted from its poultry processing plant.

}        2012: Arkansas rice growers filed a suit alleging that 3-Nitro, linked to high arsenic levels, was present in chicken feed and in subsequent chicken litter that was sold for use as fertilizer. [9] The suit involves Tyson Foods and contract farmers.

}        2009: Tyson paid a $2 million civil penalty and a $4.1 million fine after a Tyson plant in Nebraska was charged with violating a past consent decree by allowing numerous discharges of fecal coliform and nitrates to enter the Missouri River in violation of its permit. [10]

}        2005 - 2009: Oklahoma’s Attorney General filed a complaint in federal court against Tyson that the company and its suppliers polluted the surface waters, groundwater and associated drinking water supplies of the Illinois River Watershed through the run-off of poultry litter. Closing arguments were held in February 2010 and the decision is still pending. [11]  The lawsuit alleged runoff from the improper dumping and storage of poultry waste polluted Oklahoma streams and lakes. In this watershed alone, the phosphorus from poultry waste is equivalent to the waste that would be generated by 10.7 million people, a population greater than the states of Arkansas, Kansas and Oklahoma combined.

}        2003: Tyson paid a $7.5 million fine in Missouri for discharge of untreated waste into a tributary of the Lamine River. [12]  In 2003, Tyson admitted to illegally dumping untreated wastewater from its poultry processing plant and pleaded guilty to 20 felony violations of the federal Clean Water Act. According to EPA and U.S. Department of Justice officials, Tyson continued to illegally dump wastewater after the search warrants were executed. Tyson settled a case filed by the Missouri attorney general’s office related to the same illegal dumping.

}        2001: Tyson paid a $7.3 million fine related to pollution in Tulsa, OK in response to charges that the company had released 170 million pounds of phosphorus- and nitrogen-rich chicken litter into the watershed, harming the water quality of Tulsa's drinking water sources and increasing the city’s cost of water treatment. [13]

B.      Tyson Faces Reputational Risks and Inability to Respond to Customer Trends.

Failure to develop a policy to manage these risks could negatively impact the company’s reputation and ability to sell its products to large scale customers and individual consumers. Distributor expectations around sustainability and environmental performance are increasing.  For example, Wal-Mart, which comprised 14.6% of sales in 2014, has made commitments around fertilizer optimization among its suppliers and these commitments will likely continue. In order to remain competitive and secure these customers, Tyson must be prepared to meet evolving standards around sustainable agriculture and food production.

[10] U.S. EPA News Release,  Tyson Fresh Meats, Inc., to Pay More than $2 Million for Discharges at Dakota City, Neb., Meat Packing Plant, 21 August 2009. http://yosemite.epa.gov/opa/admpress.nsf/d0cf6618525a9efb85257359003fb69d/614f15bb6b523b188525761900662388!OpenDocument

[11] http://www.oag.state.ok.us/oagweb.nsf/0/7DB11B73010BFF99862572B4006F60FB?OpenDocument

[12] http://www.justice.gov/archive/opa/pr/2003/June/03_enrd_383.htm

[13] http://www.tulsaworld.com/news/article.aspx?articleID=050205_Ne_A16_Judge1746

[9] http://www.hwnn.com/images/stories/hwnn/amended_complaint.pdf; http://www.arkansasbusiness.com/article/87766/arkansas-farmers-sue-pfizer-tyson-foods-over-arsenic-in-rice?page=all

Further, individual customers are concerned about how their food is grown and environmental practices. Publicity associated with water contamination at the company facilities and among its contract farmers can negatively impact sales and poses a reputational risk.

Conclusion

For the reasons outlined above, shareholders are deeply concerned that Tyson’s existing structure for water stewardship does not sufficiently reduce the risks of water contamination within its own facilities and throughout its supply chain, and the company could therefore face significant financial, competitive, and reputational risks.  Responsible water stewardship and sustainable agriculture are growing trends within the consumer goods industry, and Tyson’s failure to proactively address these concerns may risk perception as a ‘laggard.’ As a result, we believe adoption of a water policy would present a competitive advantage, mitigate reputational risk and safeguard the company against potential losses.

Investors who believe Tyson Foods needs to establish additional policies or practices to prevent and responsibly manage future risks of water contamination associated with animal production should vote in favor of this stockholder resolution.

Shareholders are urged to vote FOR Proposal #1 following the instruction provided on the company’s proxy mailing.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER.  PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Tyson Foods Proposal #1 Policy to Address Water Impacts of Business Operations and Suppliers please contact Mary Beth Gallagher, Tri-State Coalition for Responsible Investment, (973) 509-8800 or mbgallagher@tricri.org